Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) of Choice Hotels International, Inc. for the offer to exchange each outstanding share of common stock of Wyndham Hotels & Resorts, Inc. and to the incorporation by reference therein of our reports dated March 1, 2023, with respect to the consolidated financial statements of Choice Hotels International, Inc., and the effectiveness of internal control over financial reporting of Choice Hotels International, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Tysons, VA

January 26, 2024